U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDED FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                                 EMO CORPORATION
                         (Name of Small Business Issuer)

                                Nevada 86-1033275
 (State or Other Jurisdiction of (I.R.S. Employer Incorporation or Organization)
                             Identification Number)

                             4213 North Tabor Street
                               Mesa, Arizona 85215
           (Address of Principal Executive Offices including Zip Code)

                                 (480) 832-0094
                           (Issuer's Telephone Number)

        Securities to be Registered Under Section 12(b) of the Act: None

    Securities to be Registered Under Section 12(g) of the Act: Common Stock
                                Par Value $0.001


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                                TABLE OF CONTENTS

                                     PART I

ITEM 1.  BUSINESS
         History and Organization ...........................................  3
         Proposed Business ..................................................  3
         Risk Factors .......................................................  4

ITEM 2.  PLAN OF OPERATION
         General Business Plan ..............................................  8
         Structure of Acquisition ........................................... 10
         No Dividend ........................................................ 11
         Employees .......................................................... 11
         Competition ........................................................ 11
         Liquidity and Capital Resources .................................... 12

ITEM 3.  DESCRIPTION OF PROPERTY ............................................ 12

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT ......................................................... 12

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL
         PERSONS ............................................................ 12

ITEM 6.  EXECUTIVE COMPENSATION ............................................. 14

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..................... 14

ITEM 8.  DESCRIPTION OF SECURITIES .......................................... 14

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS ................................................ 15

ITEM 2.  LEGAL PROCEEDINGS .................................................. 16

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         AND FINANCIAL DISCLOSURE ........................................... 16

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES ............................ 16

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS .......................... 16

                                    PART F/S

FINANCIAL STATEMENTS ..................................................... 17-28

                                    PART III

ITEMS l & 2  INDEX TO AND DESCRIPTION OF EXHIBITS ........................... 28

SIGNATURES .................................................................. 28

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

                            HISTORY AND ORGANIZATION

     EMO Corporation (the "Company") was organized under the laws of the State of Nevada on July 11, 2001. The Company was organized with an authorized capital of 20,000,000 common shares at $0.00l par value per share.

     The Company was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned to the Company by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

                                PROPOSED BUSINESS

     The Company will seek to locate and acquire a target company which, in the opinion of the Company's management (sometimes referred to as the "Management"), offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     o The ability to use registered securities to make acquisitions of assets or businesses;

     o    increased visibility in the financial community;

     o    the facilitation of borrowing from financial institutions;

     o    improved trading efficiency;

     o    shareholder liquidity;

     o    greater ease in subsequently raising capital;

     o    compensation of key employees through stock options;

     o    enhanced corporate image;

     o    a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

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

     a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

     a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

     a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

     a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

     a foreign company which may wish an initial entry into the United States securities market;

     a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

     a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurance that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.

                                  RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     1. Anticipated Change in Control and Management. Upon the successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued, will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or the operation of the business, assets or property being acquired, will be adequate for such purposes.

     2.  Conflict of  Interest.  Management's  Fiduciary  Duties.  A conflict of
interest  may  arise  between   management's   personal  financial  benefit  and
management's fiduciary duty to shareholders.

     The Company's sole director and officer is or may become an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. William D. O'Neal the Company's sole officer and director is engaged in other business activities. Accordingly, the amount of time he will devote to the Company's business will vary. There exist potential conflicts of interest including allocation of time between the Company and its management's other business interests.

     3. Experience of Management; Consultants. Although Mr. O'Neal is a practicing attorney and has general business experience, he has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the Company might choose to acquire. The Company does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with


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

respect to possible business activities. Consequently, The Company has not established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

     4. Potential Future Rule 144 Sales. Of the 20,000,000 shares of the Company's Common Stock authorized, there are presently issued and outstanding 5,290,000 shares; of which 5,290,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that an affiliated person holding restricted securities for a period of 2 years may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to 1% of the Company's outstanding common stock every 3 months. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a one (1) year holding period. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

     5. Possible Issuance of Additional Shares. The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock. The Company's Board of Directors has the power to issue any or all of such unissued but authorized shares without stockholder approval for such consideration as it deems. The Company presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business. Furthermore, the Company may engage in a share split or may further increase its authorized capital in connection with the acquisition of a target business.

     6. Risks of Leverage. There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's shareholders. The Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

     Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

     o if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

     o if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

     o if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

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

     o if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

     7. Possible Need for Additional Financing. The Company cannot ascertain with any degree of certainty the capital requirements for any particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing) , may not be available due to, among other things, the target company not having sufficient:

     o    credit or operating history;

     o    income stream

     o    profit level;

     o    asset base eligible to be collateralized; or

     o    market for its securities.

     Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and its sole officer and director pursuant to which the Company may borrow and such sole officer and directors is obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from its sole officer and director. No stockholder approval is required in connection with any such loan.

     8. Penny Stock Rules. Under Rule l5g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a5l-1 [17 CFR 240.3a51-1]) to effect the purchase of a penny stock by any person unless:

     (1)  such sale or purchase is exempt from Rule lSg-9; or

     (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule l5g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

     The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $500,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $500,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ")

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

     It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, may affect shareholder's ability to sell their shares following the completion of an acquisition.

     There is no current trading market for the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB") which is being replaced in early 2003 with the "BBX Exchange". This is likely to limit the marketability and liquidity of the Shares.

     To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company, if ever or at all.

     9. Risks Associated with Operations in Foreign Countries. The Company's business plan is to seek to acquire a target company. The sole officer and director's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of the sole officer and director meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

     10. No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     11. Speculative Nature of the Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While the Company will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating businesses meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     12.   Scarcity  of  and   Competition   for  Business   Opportunities   and
Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including


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venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     13. No Agreement for Acquisition of a Target Company Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

     14. Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     15. Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     16. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     17. Regulation under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of


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


entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     18. Probable Change In Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     19. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company and their respective holders; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non- qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction and their shareholders.

ITEM 2. MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION

                              GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     The Company anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Mr. O'Neal may engage in such solicitation directly or may employ one or more other persons or entities to conduct or assist in such solicitation. Mr. O'Neal will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which he has an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by Mr. O'Neal, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. The Company anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S. FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.


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

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. The Company believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and may continue to have, no capital with which to provide the owners of business entities with any cash or other assets.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, William D. O'Neal, the Company and in some cases, shareholders of the Company whose background makes them capable of assessing such business opportunities. These persons are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Mr. O'Neal, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon his own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, Mr. O'Neal may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

                            STRUCTURE OF ACQUISITION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's sole officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, Mr. O'Neal expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within certain time periods following its Form 8-KSB to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-KSB. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the Company.

                                  NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                    EMPLOYEES

     The Company presently has no employees. The Company has 1 officer and 1 director. William D. O'Neal is the President/Secretary and Treasurer and Sole Director of the Company. Mr. O'Neal is engaged in other business activities, and the amount of time he will devote to the Company's business will vary. Upon completion of any public offering, it is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                                   COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                         LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties.The Company's mailing address is 4213 North Tabor Street, Mesa, Arizona 85215. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Unless otherwise noted, each person has sole voting and investment power with respect to the shares shown.

---------------------------- -------------------------- -------------------------- --------------------------
    Name and Address of       Shares of Common Stock      Attributed Beneficial     Approximate Percentage
     Beneficial Owner           Beneficially Owned              Ownership                    Owned
---------------------------- -------------------------- -------------------------- --------------------------
William D. O'Neal                    500,000                    500,000                      83.3%
4213 North Tabor Street,
Mesa, Arizona 85215
---------------------------- -------------------------- -------------------------- --------------------------
Total                                500,000                    500,000                      83.3%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

----------------------- ------------------- ------------------------------------
     Name                        Age             Positions/Offices Held
----------------------- ------------------- ------------------------------------
William D. O'Neal                43           Sole Director/President/Treasurer
                                              and Secretary
----------------------- ------------------- ------------------------------------

     William D. O'Neal, 43 years of age, is the Sole Officer and Director. Mr. O'Neal has served as the Company's Sole Director since July 11, 2001. His current term as Director expires, subject to re-election, on July 10, 2003. Mr. O'Neal has served as President since his election on July 11, 2001. Mr. O'Neal holds a B.A. degree from Berklee College of Music, and a J.D. degree from the University of Oregon School of Law. He has been a practicing attorney since 1991. From 1997 to 2000, Mr. O'Neal served as General Counsel and a Director to RIGL Corporation (OTCBB: RIGL, now known as YP.NET, Inc. OTCBB: YPNT) a reporting publicly traded corporation in Phoenix, Arizona. Since that time, Mr. O'Neal has been and is currently a partner in a Phoenix-based private law firm.

Mr. O'Neal is a member in good standing of the State Bar of Arizona. In addition to the Company, Mr. O'Neal has been and/or is an officer and director of the following blank check companies: JBO, Inc. (now known as "LeBlanc Petroleum, Inc."), Wyrlis Corporation, WDO Corporation and GBO Corporation.

     There are no agreements or understandings for the above-named officer and director to resign at the request of another person and the above- named officer and director is not acting on behalf of nor will act at the direction of any other person.

Conflicts of Interest.

     The Company's sole officer and director has and/or may organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the sole officer and director is engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to his attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which Mr. O'Neal is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind poo1 company regardless of date of formation or choice by lot. Mr. O'Neal will be solely responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to him.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to Mr. O'Neal or his affiliates. No loans of any type have, or will be, made by the Company to Mr. O'Neal or his affiliates.

     The Company has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Mr. O'Neal to resolve conflicts of interest in favor of the Company could result in liability of Mr. O'Neal to the Company. However, any attempt by shareholders to enforce a liability of Mr. O'Neal to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, The Company believes that it will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

     Mr. O'Neal does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. In addition to its Nevada address, the Company is presently using an office at 4213 North Tabor Street, Mesa, Arizona 85215 , at no cost to the Company save for expenses incurred on behalf of the Company. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is currently authorized to issue twenty-five million (20,000,000) shares of common stock at $0.00l par value per share of which 600,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     There are 20 holders of the Company's common stock. The holders of common stock (i) have equal rights to dividends from funds legally available when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Reports to Stockholders.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on December 31 of each year. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Sole Director and will depend, among other things, upon its earnings, capital requirements and financial condition, as well as other relevant factors.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act) and of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker)

     The Securities and Exchange Commission has adopted Rule l5g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ_SCM"), the Company's securities may be traded on the OTCBB or its successor, the BBX Exchange (when it is created in early 2003) . The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $500,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $3500,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     On July 11, 2001, the Company issued 500,000 shares of its common stock to William D. O'Neal, the Company's President and Sole Director, for legal services rendered to our Company and costs advanced in the formation of our Company. These legal services have an approximate value of $500.00. In addition, on July 11, 2001, we issued 100,000 shares of our common stock to 19 individuals comprised of family members, personal friends and business associates of Mr. O'Neal at a price of 0.01 per share at a total value of $1,900 to the Company.

     The aforementioned securities were issued under the exemption from registration provided by Section 4(2) of the Act, as amended. The Company believes this exemption is available because these issuances were transactions not involving a public offering. There was no general solicitation or advertising used to offer our shares; each investor has a pre-existing professional and/or personal relationship with Mr. O'Neal. In addition, each investor had the knowledge and experience in financial and business matters to evaluate the merits and risks of this prospective investment and therefore was either accredited or sufficiently sophisticated to undertake such an investment. Further, securities were not offered or sold to more than thirty-five (35) unaccredited investors.

     We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Nevada Revised Statutes Chapter 78, Private Corporations, section 76.140, provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgments, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company. The Articles of the Company may restrict the circumstances under which a company is required or permitted to indemnify a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                                 EMO CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)



                              FINANCIAL STATEMENTS
                                December 31, 2001
                                  May 31, 2002





                                TABLE OF CONTENTS


                                                                            PAGE

COVER SHEET                                                                  F-1

TABLE OF CONTENTS                                                            F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT                             F-3

BALANCE SHEET, ASSETS                                                        F-4

BALANCE SHEET, LIABILITIES AND STOCKHOLDERS' EQUITY                          F-5

STATEMENT OF OPERATIONS                                                      F-6

STATEMENT OF STOCKHOLDERS' EQUITY                                            F-7

STATEMENT OF CASH FLOWS                                                      F-8

NOTES TO FINANCIAL STATEMENTS                                             F-9-13




                                       F-2

                               Shelley Intl., CPA
                               161 E. 1st. St. #1.
                                 Mesa, AZ 85201
                                 (480) 461-8301


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors
EMO Corporation

I have audited the accompanying balance sheet of EMO Corporation (a Development Stage Company) as of May 31, 2002 and December 31, 2001 and the related statements of operations, stockholders' equity, and cash flows for the period from July 11, 2001 (inception) to December 31, 2001 and the period January 1, 2002 to May 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMO Corporation (a development stage company) as of May 31, 2002 and December 31, 2001 and the related statements of operations, stockholders' equity, and cash flows for the period from July 11, 2001 (inception) to December 31, 2001 and the period January 1, 2002 to May 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the Company has no established source of revenue. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.


                                                              Shelley Intl., CPA



June 10, 2002

                                EMO CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                    as of May 31, 2002 and December 31, 2001

                                   ASSETS

                                            May 31,  December 31,
                                             2002         2001


CURRENT ASSETS
Cash                                            560            35
                                       ------------  ------------

Total Current Assets                            560            35
                                       ------------  ------------

OTHER ASSETS                                      0             0
                                       ------------  ------------

Total Other Assets                                0             0
                                       ------------  ------------

TOTAL ASSETS                                     560           35
                                       ============  ============



The accompanying notes are an integral part of these statements

                                 EMO CORPORATION
                          (A Development Stage Company)

                                 BALANCE SHEET
                                 -------------

                    as of May 31, 2002 and December 31, 2001

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                            May 31,  December 31,
                                             2002         2001
LIABILITIES

Current Liabilities                               0             0
                                       ------------  ------------

     Total Current Liabilities                    0             0
                                       ------------  ------------

STOCKHOLDERS' EQUITY


     Common Stock, authorized
     20,000,000 shares of stock,
     issued and outstanding 730,000
     shares at May 31, 2002 and
     570,000 shares at December 31,
     2001, par value $0.001                     730           570

     Additional Paid in Capital               2,070           630

     Deficit accumulated during the
     development stage                       (2,240)       (1,165)
                                       ------------  ------------

     Total Stockholders' Equity                 560            35
                                       ------------  ------------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                            560            35
                                       ============  ============



The accompanying notes are an integral part of these statements

                                EMO CORPORATION
                          (A Development Stage Company)

                            STATEMENT OF OPERATIONS
                            -----------------------

for the period from January 1, to May 31,  2002,  July 11, 2001  (inception)  to
        December 31, 2001 and July 11, 2001 (inception) to May 31, 2002

                                          Period      Period July 11,  Period July 11,
                                         January 1,     (inception)   2001 (inception)
                                         to May 31,   to December 31,      to May 31,
                                            2002             2001            2002
                                     ---------------  ---------------  ---------------
INCOME
   Interest Earned on Stock Sale                   0                0                0
                                     ---------------  ---------------  ---------------

EXPENSES
   General, Selling and
   Administrative                              1,075            1,165            2,240
                                     ---------------  ---------------  ---------------

   Total Expense                               1,075            1,165            2,240
                                     ---------------  ---------------  -----------------

   Loss before Provision for
   Income Taxes                               (1,075)          (1,165)          (2,240)
   Provision for Income Taxes                      0                0                0
                                     ---------------  ---------------  ---------------

NET INCOME (LOSS)                             (1,075)          (1,165)          (2,240)
                                     ===============  ===============  ===============

Primary and Diluted Earnings
  (Loss) per Weighted Average
   Number of Common Shares                 a                 a               a
                                     ---------------  ---------------  ---------------

Weighted Average Number of
   Common Shares                             621,921         570,000           594,198
                                     ---------------  ---------------  ---------------

a = less than $0.01

The accompanying notes are an integral part of these statements

                                 EMO CORPORATION
                          (A Development Stage Company)


                       STATEMENT OF STOCKHOLDERS' EQUITY
                       ---------------------------------

           for the period from July 11, 2001 (inception) to May, 2002

                                    Common Stock            Additional     Accumulated         Total
                                Shares           Amount       Paid in        Deficit           Equity
                                                              Capital
                             -------------  -------------  -------------  -------------  -------------
Initial Capitalization
Stock for Services                 500,000            500                                          500
Stock Sold                          70,000             70            630                           700

Accumulated Deficit                                                              (1,165)        (1,165)
                             -------------  -------------  -------------  -------------  -------------

Balance, December 31, 2001         570,000            570            630         (1,165)            35

Stock Sales                        160,000            160          1,440                         1,600

Accumulated Deficit                                                              (1,075)        (1,075)
                             -------------  -------------  -------------  -------------  -------------

Balance, May 31, 2002              730,000            730          2,070         (2,240)           560
                             =============  =============  =============  =============  =============


The accompanying notes are an integral part of these statements

                                 EMO CORPORATION
                          (A Development Stage Company)


                            STATEMENT OF CASH FLOWS
                            -----------------------

for the period from January 1, to May 31,  2002,  July 11, 2001  (inception)  to
        December 31, 2001 and July 11, 2001 (inception) to May 31, 2002

                                                Period     Period July 11,  Period July 11,
                                            January 1, to    (inception)   2001 (inception)
                                                May 31,    to December 31,     to May 31,
                                                 2002            2001             2002
                                         ---------------- ---------------- ----------------
Cash Flows from Operating Activities

   Net Loss                                        (1,075)          (1,165)          (2,240)

   Consulting for Stock                                                500              500
                                         ---------------- ---------------- ----------------

Net Cash Provided by Operations                    (1,075)            (665)          (1,740)
                                         ---------------- ---------------- ----------------

Cash Flow Used in Investing Activities                  0                0                0
                                         ---------------- ---------------- ----------------

Cash Flows from Financing Activities

   Sales of Stock                                   1,600              700            2,300
                                         ---------------- ---------------- ----------------

Cash Flows from Financing Activities                1,600              700            2,300
                                         ---------------- ---------------- ----------------

Net Increase (Decrease) in Cash                       525               35              560

Cash, Beginning of Period                              35                0                0
                                         ---------------- ---------------- ----------------

Cash, End of Period                                   560               35              560
                                          =============== ================ ================

The amount of interest paid for the periods shown above was $0.00. The amount of taxes paid for the periods shown above was $0.00.

Significant non cash transactions
Issuance of 500,000 shares of common stock for consulting services valued at $500 July 11, 2001

The accompanying notes are an integral part of these statements

                                 EMO CORPORATION
                          (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

EMO Corporation (the Company) was organized in the state of Nevada on July 11, 2001. The Company is currently in its development stage and to date its activities have been limited to organization and capital formation. The Company currently has no operations and, in accordance with SFAS No. 7, is considered a development stage company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company has no assets or debt. There has been no operational revenue. The relevant accounting policies and procedures are listed below.

Accounting Basis
----------------

The basis is generally accepted accounting principles.

Earnings per Share
------------------

The basic earnings (loss) per share is calculated by dividing the Company's net income available to common shareholders by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has no potentially dilutive securities outstanding at the end of the statement periods. Therefore, the basic and diluted earnings (loss) per share are presented on the face of the statement of operations as the same number.

The Company has not issued any options or warrants or similar securities since inception.

Dividends
---------

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

Stock Based Compensation
------------------------

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely, and 1. non-employees, 2. employees or directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. Each of these categories treats the valuation of the stock issuance for accounting purposes in a specific manner. For non-employees, the security is recorded at its fair value. For employees receiving non-compensatory stock based compensation, no security value is recorded until the stock is issued and paid for. For employees receiving compensatory stock based securities the Company may select between two methods. These two methods are either the recording of the compensation at the securities fair value or its intrinsic value. The recoding of the securities at fair value is the preferred method of accounting.

The Company has selected to utilize the fair value method for the valuation of its securities given as compensation.

Income Taxes
------------

The provision for income taxes is the total of the current taxes payable and the net of the change in the deferred income taxes. Provision is made for the deferred income taxes where differences exist between the period in which transactions affect current taxable income and the period in which they enter into the determination of net income in the financial statements.

Advertising
-----------

Advertising is expensed when incurred. There has been no advertising since inception.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. GOING CONCERN

The accompanying financial statements have been prepared assuming that the company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue, nor operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek a merger candidate. No guarantee can be given that this offering will be successful.

NOTE 4. STOCKHOLDERS' EQUITY

At inception, the Company had 20,000,000 shares of common stock authorized. The shareholders have all of the rights afforded Nevada shareholders.

Par value is $0.001 per common share.

There are no warrants or options outstanding to acquire any additional shares of common stock.

The Company was initially capitalized on July 11, 2001 (inception) with $700 for 70,000 shares of common stock. The Company president also received 500,000 shares of common stock valued at $500 for his work in forming the corporation.

April 14, 2002 an additional 160,000 shares of common stock were sold for $1,600 at $0.01 per share.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. Office services are currently provided without charge by the Company counsel. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The president is the major shareholder and owns 68% of the outstanding common stock.

NOTE 6. INCOME TAXES

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded.

Calculation of Net Deferred Taxes             5/31/02                  12/31/01

Organization Costs difference                     441                       537
Estimated Net Operating Loss                    2,124                       628
                                             --------                  --------
Total                                           2,565                     1,165
Marginal rate 22%
Estimated Deferred Tax Asset                      564                       256
Less: Valuation Account                          (564)                     (256)
                                             --------                  --------
Net Deferred Tax Asset                              0                         0
                                             --------                  --------

The provision for income taxes is comprised of the net change in deferred taxes plus the current taxes payable as shown in the chart below.

                                              5/31/02                  12/31/01

         Net change in deferred taxes               0                         0
         Current taxes payable                      0                         0
                                             --------                  --------
         Provision for Income Taxes                 0                         0

Below is a chart showing the federal net operating losses and the year in which it will expire.

         Year                                   Amount                Expiration

         2001                                      628                      2021
         2002                                    2,124                      2022


NOTE 6. OPERATING LEASES AND OTHER COMMITMENTS:

As explained in the note pertaining to related parties, the Company uses the offices of its counsel with no charge. The Company has no lease obligations of any kind. The five year projection of these future obligations are as followings will be zero in each year.

                           Year 1     Year 2      Year 3     Year 4     Year 5

Operating Leases, etc           0          0           0          0          0

NOTE 7. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 141-144 and their effect on the Company.

SFAS 141 Business Combinations

This statement addresses financial accounting and reporting for business combinations and supersedes APB 16 and SFAS 38. All business combinations in the scope of this statement are to be accounted for using one method, the purchase method. The effective date for this statement is June 30, 2001 and thereafter.

SFAS 142 Goodwill and Other Intangibles Assets

This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17. It addresses how intangible assets that are acquired individually or with a group (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The effective date for this statement is December 15, 2001.

SFAS 143 Accounting for Asset Retirement Obligations

This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This statement amends SFAS 19. The effective date for this statement is June 15, 2002.

SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets

This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, the accounting and reporting provisions of APB 30 and amends ARB 51. The effective date of this statement is December 15, 2001.

The adoption of these new statements is not expected to have a material effect on the Company's current financial position, results or operations, or cash flows. These standards will have an impact if the Company merges with an operating entity.


                                      F-13



                                    PART III

                                INDEX TO EXHIBITS

Exhibit 3.1 Articles of Incorporation

Exhibit 3.2 Bylaws


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  EMO CORPORATION

                                           By: /s/  William D. O'Neal
                                           -------------------------------------
                                                    William D. O'Neal, President